SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*


                        WORLDCOM, INC.
                       (Name of Issuer)


          Common Stock, par value $0.01 per share
               (Title of Class of Securities)


                       50182L 10 8
                     (CUSIP Number)


                    Francis X. Frantz
                  Senior Vice President-
             External Affairs, General Counsel
                       and Secretary
                     ALLTEL Corporation
                      One Allied Drive
                Little Rock, Arkansas  72202
                       (501) 661-8111
             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)


                        December 31, 1996
             (Date of Event which Required Filing
                      of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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

CUSIP NO. 50182L 10 8
1)   Name of Reporting Person                  ALLTEL Corporation
     SS or IRS Identification No.
     of Above Person

_________________________________________________________________
2)   Check the Appropriate                 (a) [ ]
     Box if a Member of a Group            (b) [X]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                       Not Applicable

_________________________________________________________________
5)   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to either Item 2(d) or 2(e)           [ ]

_________________________________________________________________
6)   Citizenship or Place of
     Organization                          Delaware

_________________________________________________________________
Number of shares of Common Stock           7)Sole  Voting  Power -
Beneficially Owned by Each Re-               26,685,212
porting with:                              8)Shared  Voting  Power -
                                             None
                                           9)Sole Dispositive Power-
                                             26,685,212
                                           10)Shared     Dispositive
                                              Power - None

_________________________________________________________________
11)  Aggregate Amount Beneficially         26,685,212
     Owned by Each Reporting Person

_________________________________________________________________
12)  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares      [ ]

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

_________________________________________________________________
13)  Percent of Class Represented by
     Amount in Row (11)                    3.0%

_________________________________________________________________
14)  Type of Reporting Person              CO

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

         ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

     Unless otherwise defined, all terms used herein shall have the meanings assigned to them in the Schedule 13D dated September 22, 1993, as amended by Amendment No. 1 dated September 6, 1996, previously filed on behalf of ALLTEL Corporation ("ALLTEL").

     Item 5.  Interest in Securities of the Issuer.

     On December 31, 1996, WorldCom, Inc. ("WorldCom") issued approximately 471,041,000 shares of common stock in connection with its acquisition of MFS Communications Company, Inc. As a result of this issuance, ALLTEL's ownership of 26,685,212 shares of WorldCom common stock now constitutes approximately 3.0% of the outstanding shares of WorldCom common stock. Accordingly, as of December 31, 1996, ALLTEL ceased to be the beneficial owner of more than 5% of the outstanding shares of WorldCom common stock and will no longer be obligated to file statements with regard to its ownership of WorldCom common stock unless and until such ownership should exceed 5%.

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

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


                             ALLTEL CORPORATION

Dated: January 16, 1997            By:  /S/ Francis X. Frantz
                                            Francis X. Frantz
                                            Senior Vice President
                                            External Affairs, General
                                            Counsel and Secretary

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